
PROCESSING
SECTION
RECEIVED
JUN 2 2007
209



SECURI 07007640 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/06 (MM/DD/YY) AND ENDING 04/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Kawano & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1149 Bethel Street, Suite 503
(No. and Street)

Honolulu	HI	96813-2212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melvin Kawano (808) 538-3681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaya, Odo & Loo
(Name – *if individual, state last, first, middle name*)

1299 S. Beratania St., Suite 300	Honolulu	HI	96814
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 18 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melvin Kawano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Kawano & Co., Inc., as of April 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public DIONISIA A. FUNTANILLA

My Commission Expires ~~OCT 8 2008~~

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

June 13, 2207

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

We have audited the accompanying balance sheet of H. Kawano & Co., Inc. as of April 30, 2007, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Kawano & Co., Inc. and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaya, Odo + Loo

TABLE OF CONTENTS

EXHIBIT A

H. Kawano & Co., Inc.

BALANCE SHEET

April 30, 2007

ASSETS

Cash	$ 23,341
Marketable securities owned by firm:	
Investment account, at market value	155,790
Prepaid expenses	1,735
Furniture and equipment, at cost, net of accumulated depreciation	575
Rental deposits	2,318
	$183,759

LIABILITIES AND STOCKHOLDERS' EQUITY

Deferred income taxes		$ 25,631
Stockholders' equity		
Common A voting, $1.00 par value, authorized 100,000 shares, issued 81,870 shares	$ 81,870	
Common B non-voting, $1.00 par value, authorized 100,000 shares, issued 91,715 shares	91,715	
Additional paid-in capital	49,583	
Retained earnings (Exhibit B)	250,385	
Accumulated other comprehensive income	33,975	
Less treasury shares, 58,870 of Common A and 91,715 of Common B, at cost	(349,400)	
		158,128
		$183,759

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

For the year ended April 30, 2007

REVENUES	
Commissions	$ 348,131
Dividends and gain on sale of marketable securities	22,758
	370,889
EXPENSES	
Payroll	267,400
Rent	24,928
Taxes, other than income	34,334
Employee accommodations	22,960
Utilities	3,232
Office supplies and postage	3,736
Professional services	8,425
Insurance	4,657
Dues and subscriptions	596
Repairs and maintenance	30
	370,298
Income before income taxes	591
INCOME TAXES	(800)
Net loss	(209)
RETAINED EARNINGS AT BEGINNING OF YEAR	250,594
RETAINED EARNINGS AT END OF YEAR	$ 250,385

The accompanying notes are an integral part of these statements.

EXHIBIT C

H. Kawano & Co., Inc.

STATEMENT OF CASH FLOWS

For the year ended April 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss (Exhibit B)	$(209)
Adjustments to reconcile net loss to net cash used for operating activities	
Gain on sale of marketable securities	(16,575)
Changes in assets and liabilities:	
Prepaid expenses	133
Net cash used for operating activities	(16,651)
CASH FLOW FROM INVESTING ACTIVITIES	
Proceeds from sale of marketable securities	48,645
Purchase of treasury stock	(32,900)
Net cash provided from investing activities	15,745
CHANGE IN CASH	(906)
CASH AT BEGINNING OF YEAR	24,247
CASH AT END OF YEAR	$ 23,341
SUPPLEMENTARY DISCLOSURES OF CASH FLOWS INFORMATION	
Cash paid during the year for:	
Income taxes	$ 800

The accompanying notes are an integral part of these statements.

EXHIBIT D

H. Kawano & Co., Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended April 30, 2007

Common shares		
Balance at beginning and end of year	$173,585	
Additional paid-in capital		
Balance at beginning and end of year	$ 49,583	
Retained earnings		
Balance at beginning of year	$ 250,594	
Net loss for the year	(209)	$(209)
Balance at end of year	$ 250,385	
Accumulated other comprehensive income, net of tax		
Balance at beginning of year	$ 39,003	
Unrealized loss on securities		
Unrealized holding loss arising during the period	(5,028)	(5,028)
Comprehensive loss		$(5,237)
Balance at end of year	$ 33,975	
Treasury shares		
Balance at beginning of year	$(316,500)	
Purchase of treasury stock	(32,900)	
Balance at end of year	$(349,400)	
Total stockholders' equity	$ 158,128	

The accompanying notes are an integral part of these statements.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2007

Nature of Business Activity

The Company operates as a mutual fund retailer on an application-way basis.

Note 1: Accounting Policies

Marketable Securities

Marketable securities are carried at market value. At April 30, 2007 the securities had a cost and market value of $96,184 and $155,790 respectively.

Depreciation

Depreciation on furniture and equipment is computed on the straight-line method using estimated useful lives of 5-7 years and the accelerated cost recovery method.

Note 2: Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Kawano & Co., Inc.

NOTES TO FINANCIAL STATEMENTS

April 30, 2007

Note 3: Net Capital

As a member of the National Association of Securities Dealers, Inc., the Company was required at April 30, 2007 to maintain a net capital of $5,000 and net-capital ratio not to exceed 15 to 1. The net capital of the Company was $130,131 and the net-capital ratio was 0 to 1 at April 30, 2007.

Note 4: Lease Commitments

The Company leases its Honolulu business premises with a 2 year agreement that expired on December 31, 2005 and is currently on a month to month basis. The lease calls for monthly payments of $405 plus common area charges and general excise tax. The Los Angeles office has a lease agreement for its business premises that expired on November 30, 2000 and is currently on a month to month basis.

Note 5: Deferred Income Taxes

Deferred income taxes reflect the tax effect on the unrealized gain on marketable securities.

Schedule 1

H. Kawano & Co., Inc.

COMPUTATION OF NET CAPITAL

April 30, 2007

Total ownership equity (Exhibit D)		$158,128
Less ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		158,128
Add subordinated liabilities		-
Total capital and allowable subordinated liabilities		158,128
Less non-allowable assets		(4,628)
Net capital before haircuts on securities		153,500
Less: Haircuts on securities	$23,369	
Undue concentration	-	(23,369)
Net capital		$130,131

Minimum net capital required	$ 0
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$125,131
Excess net capital at 100% less 10% liabilities	$130,131
Liabilities	$ 0
Percentage of aggregate indebtedness to net capital	0

Schedule 2

H. Kawano & Co., Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3

April 30, 2007

EXEMPTIVE PROVISIONS
Exemption from Rule 15c3-3 is claimed under Section (k)(1)

Schedule 3

RECONCILIATION

April 30, 2007

As required by Rule 17a-5(d)(4), Schedule 1 was reconciled to the corresponding unaudited most recent Part IIA filing and there were no material differences.

KAYA, ODO & LOO
Certified Public Accountants
Honolulu, Hawaii

June 13, 2007

Board of Directors
H. Kawano & Co., Inc.
1149 Bethel Street, Room 503
Honolulu, Hawaii 96813

Accountant's Report on Material Inadequacies
as required by Rule 17a-5(j)

Our audit of H. Kawano & Co., Inc. for the year ended April 30, 2007 did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Kaya, Odo + Loo

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended April 30, 2007, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Kaya, Odo + Loo

END